







COVET

HIKING BOOTS
Ridgemont Outback
Jeff Foss

BOAT TRAVEL
Kormaran 3-in-1 Watercraft
Mattie Schuler

CAR CAMPING
EarthRoamer XV-LT
Mattie Schuler

ROAD TRIPS
Mercedes Marco Polo Camper Van
Hannah Weinberger

BIKE PUMPS
Silca Super Pista Ultimate Floor Pump
Jacob Baynham

CARS
Lamborghini Asterion Hybrid Concept Car
The Editors

FILM
Danner Mountain Light Cascade
The Editors

WATCHES
Urwerk UR-105M Watch
Mattie Schuler

WATER ACTIVITIES
SAMS Shark Deterrent Surf Range Wetsuit
Mattie Schuler

MOUNT EVEREST
A Necktie from the Top of the World
Grayson Schaffer

BIKES AND BIKING
Felt Outfitter E-Fat Bike
Axie Navas

OUTDOOR SKILLS
Vipukirves Leveraxe 2
Mattie Schuler

WYOMING
Wheelhaus Mod Haus
Mattie Schuler

CULINARY
Buck Knives TravelMate Kit
Mattie Schuler

SPORTS
Say Goodbye to Foggy Ski Goggles
Berne Broudy

BIKING
Specialized AWOL x POLER
Sam Moulton

Once you put these bad boys on, don't bet on wanting to take them off. *Photo:* Courtesy of Ridgemont

THURSDAY, OCTOBER 16, 2014

Ridgemont Outback

This boot can do anything.

By: JEFF FOSS

We make difficult footwear decisions every time we travel, particularly when day hikes are on the itinerary. Do you burden yourself with heavy boots that look ridiculous with street clothes, or hike in sneakers and risk trashing them on the trail?

Former pro skater Stacy Lowery faced this same dilemma in 2010 while preparing for a trip to Costa Rica, and Ridgemont Outfitters was born. Value proposition: kill two birds with one shoe and make it easier for adventurous travelers to pack light.

The Outback is the most formidable model in Ridgemont's nascent lineup. Billed as a casual hiking shoe, it has serious trekking chops under the hood: extra-thick vulcanized rubber construction, a durable oiled-leather exterior, aggressive lugged tread on the bottom, and padded ankle support to keep you stable. The sole is plenty stiff thanks to a composite track board that stretches from the heel to the ball of the foot. It comes with Ortholite insoles, too.

Of course, we should also point out that the Outback is stylish as hell, and that's the whole point: you'll be dressed for the occasion whether you're standing on top of a mountain or sitting down for tapas at a fancy restaurant.

$125, ridgemontoutfitters.com